Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Flat Rock Capital Corp.:

We consent to the use of our report dated March 13, 2019 with respect to the consolidated statement of assets and liabilities of Flat Rock Capital Corp., including the consolidated schedule of investments, as of December 31, 2018, and the related consolidated statements of operations, changes in net assets, and cash flows for the year ended December 31, 2018, and for the period from May 3, 2017 (commencement of operations) through December 31, 2017, and the related notes, included herein, and to the reference to our firm under the heading “Financial Highlights” in the Registration Statement on Form N-2.

/s/ KPMG LLP

New York, New York
November 13, 2020